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                              June 13, 2024

       Matthew Krueger
       Chief Financial Officer
       Asset Entities Inc.
       100 Crescent Ct, 7th Floor
       Dallas, TX 75201

                                                        Re: Asset Entities Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-280020

       Dear Matthew Krueger:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that you are registering the resale of 7,594,521 of the shares of Class B Common
                                                        Stock issuable upon the
conversion of a variable amount of the 165 Series A Preferred
                                                        Stock issued to Ionic
Ventures, LLC in connection with a securities purchase agreement dated May 24, 2024, and
that it represents the first of two expected transactions. Given the size and nature of the
resale offering relative to the outstanding shares of common stock held by non-affiliates,
it appears that this transaction may be an indirect primary offering by or on behalf of the
company. Please provide us with your detailed legal analysis as to why the transaction
covered by the registration statement should be regarded as a secondary offering that
is eligible to be made on a delayed or continuous basis under Rule
                                                        415(a)(1)(i) of the
Securities Act rather than a primary offering in which the selling shareholder is acting
as an underwriter selling on your behalf. For guidance, please refer to Question 612.09 of
the Securities Act Rules Compliance and Disclosure Interpretations.
 Matthew Krueger
Asset Entities Inc.
June 13, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
3334 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew Krueger
                                                           Division of
Corporation Finance
Comapany NameAsset Entities Inc.
                                                           Office of Technology
June 13, 2024 Page 2
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName